April 23, 2019

Howard R. Curd
Chief Executive Officer
Uniroyal Global Engineered Products, Inc.
1800 2nd Street, Suite 970
Sarasota, Florida 34236

       Re: Uniroyal Global Engineered Products, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 16, 2019
           File No. 000-50081

Dear Mr. Curd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products